Exhibit 99.4.(r)

PROTECTIVE LIFE INSURANCE COMPANY [ P. O. BOX 1928 BIRMINGHAM, ALABAMA 35282-8238 ]

ALLOCATION ADJUSTMENT ENDORSEMENT FOR THE

PROTECTED LIFETIME INCOME BENEFIT RIDER

We are amending your Contract by adding this endorsement, which affects the Protected Lifetime Income Benefit Rider (the “Rider”) attached to your Contract.  This endorsement becomes effective upon the latest of:

a)             the Contract’s Issue Date; or,

b)             the Rider Effective Date; or,

c)              the date we deliver this endorsement to you.

While the Rider and this endorsement are in effect, their terms and conditions supersede any conflicting provision in the Contract.  Contract provisions not expressly modified by these documents remain in full force and effect.  This endorsement remains in effect until the Rider terminates.

EFFECT OF THIS ENDORSEMENT

This endorsement changes the Allocation by Investment Category (“AIC”) guidelines in the Rider.  The effect of this endorsement is to expand the classification of available Sub-Accounts and provide additional flexibility in allocating your Contract Value.

CHANGES TO THE

“ALLOCATION ADJUSTMENT” RIDER PROVISION

The sentences below are added to the end of the third paragraph of the “Allocation Adjustment” provision of your Rider:

“Each Sub-Account in Categories 2 (Moderate) and 3 (Aggressive) is designated as either ‘monitored’ or ‘unmonitored’.  We calculate a 12-month SMA on all monitored Sub-Accounts.  Monitored Sub-Accounts participate in the Allocation Adjustment program, and therefore, will be restricted and unrestricted under the program.  We do not calculate a 12-month SMA for unmonitored Sub-Accounts in Categories 2 and 3.  Unmonitored Sub-Accounts will never be restricted under the AIC guidelines.  Regardless of whether you select monitored or unmonitored Sub-Accounts, your Contract Value allocation must continue to meet the then current AIC guidelines that apply to your rider.”

“We will notify you in writing (at the address contained in our records) advising which Sub-Accounts within Categories 2 and 3 are monitored and which are unmonitored. We may add or delete Sub-Accounts, or may change the designation of any Sub-Account in Category 2 and 3.  As with any other change in the AIC guidelines, we will not require you to re-allocate your Contract Value in response to the change.  (Please refer to the 3rd paragraph of the rider’s “Allocation by Investment Category” provision for the specific rules that continue to apply.)

Signed for the Company and made a part of the Contract as of the endorsement’s effective date.

PROTECTIVE LIFE INSURANCE COMPANY

[ Secretary ]

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